UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No.1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41611

Hesai Group

10th Floor, Building A

No. 658 Zhaohua Road, Changning District

Shanghai 200050

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Explanatory Note

This report on Form 6-K/A of Hesai Group (the “Company”) amends the Company’s report on Form 6-K furnished to the U.S. Securities and Exchange Commission on January 8, 2026 (Film No.: 26517503) by replacing the Monthly Return of Equity Issuer on Movements in Securities for the month ended 31 December 2025 attached as Exhibit 99.1. The purpose of this amendment is to clarify that the movement in the Company's issued shares during the month of December 2025 is due to the issuance of American depositary shares to the depositary to satisfy any future exercise or vesting of awards already granted under the 2021 Share Incentive Plan.

Except as described above, this amendment does not amend, update or restate any information set forth in the original Form 6-K, nor does it reflect any events occurring after the date of the original filing.

Exhibit Index

Exhibit No.	Description
99.1	Monthly Return of Equity Issuer on Movements in Securities for the month ended 31 December 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hesai Group

By	:	/s/ Yifan Li
Name	:	Yifan Li
Title	:	Chief Executive Officer

Date: January 13, 2026